January 12, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: James Allegretto, Senior Assistant Chief Accountant

Re:	Avangrid, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed April 1, 2016
Form 8-K filed October 25, 2016
File No. 001-37660

Dear Mr. Allegretto:

Reference is made to your letter dated December 28, 2016 to Richard Nicholas, Senior Vice President – Chief Financial Officer, Avangrid, Inc. (“we” or the “Company”) setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission on the above-referenced filings (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the December 31, 2015 Form 10-K. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Renewables, page 59

1.	We note your disclosure that operating revenues for the year ended December 31, 2015 decreased by $122 million due primarily to a reduction in output from your renewable generation facilities, among other factors. In future reports, please provide a more detailed discussion of the factors that impact electricity production at your generation facilities. Please show us what this disclosure will look like in your supplemental response.

Response:

The Company will enhance future disclosures of the factors that impact electricity production at our renewable generation facilities. Our future reports will reflect disclosure similar to that of the enhancements reflected within the December 31, 2015 results of operations disclosure for operating revenues included below (enhancements are presented in italics).

Operating revenues for the year ended December 31, 2015 decreased $122 million or 10% from approximately $1.2 billion for the year ended December 31, 2014 to approximately $1.1 billion. In 2015, revenues increased $17 million due to the addition of a 202 MW newly constructed wind farm. Revenues decreased $87 million from existing wind farms on lower wind generation due to poor wind resource (amount of wind in actual weather lower than the prior year) and lower revenues from merchant wind farms due to lower prices of approximately 6%. The decrease in prices is attributed to general market conditions and milder weather in 2015 as compared to 2014. Power trading revenues were $34 million lower due to reduced trading opportunities created by lower price volatility in the northwest markets and a decrease of $9 million attributable to unfavorable mark-to-market, or MtM, changes on derivative transactions entered into for economic hedging purposes.

Gas, page 60

2.	We note your disclosure stating that your Gas segment operating revenues decreased by 123% in the year ended December 31, 2015 from the previous year. In future reports, please provide more detail regarding the reasons behind the decrease in the Gas segment’s results so that investors can better assess whether these results are indicative of a larger trend. Please show us what this disclosure will look like in your supplemental response.

Response:

The Company will enhance future disclosures describing the Gas segment’s results. Our future reports will reflect disclosure similar to that of the enhancements reflected within the December 31, 2015 results of operations disclosure for operating revenues included below (enhancements are presented in italics).

Operating revenues for the year ended December 31, 2015 decreased by $103 million, or 123%, from $84 million for the year ended December 31, 2014 to negative $19 million. The decrease in operating revenues was due to $105 million unfavorable MtM changes on derivatives, with unrealized losses in 2015 compared to unrealized gains in 2014. The unrealized MtM change recorded within operating revenues is related to the change in average prices for storage derivatives. The 2015 losses resulted primarily from the settlement of 2014 MtM gains on short-term derivatives that rolled-off in 2015 based on the Company’s derivative strategies as disclosed in Note 12, Derivative Instruments and Hedging. In 2014, a decrease in average prices for storage derivatives resulted in significant MtM gains.

Notes to Combined and Consolidated Financial Statements

Note 5. Industry Regulation

Minimum Equity Requirements for Regulated Subsidiaries, page 111

3.	We note your disclosure here regarding minimum equity ratio requirements that have the effect of limiting the amount of dividends that your regulated utility subsidiaries can pay as well as your inclusion of Schedule I beginning on page 163. Please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; and (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.

Response:

The Company had restricted net assets of approximately $4,321 million as of December 31, 2015, requiring the Company to include Schedule I in the Annual Report on Form 10-K. The amount of restricted net assets was calculated based on the minimum equity ratio requirement disclosed in Note 5 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015. The calculation of restricted net assets reflected the requirements of the respective regulatory organizations as described in Note 5 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015. While these restrictions may limit the amount of dividends that a particular subsidiary may pay, management has concluded that these restrictions do not materially impair our subsidiaries’ ability to pay dividends, as disclosed on page 51 of the Annual Report on Form 10-K for the year ended December 31, 2015, because the subsidiaries are capable of paying dividends in an amount sufficient to meet the Company’s actual cash needs when combined with our financing and investment plans, which take into consideration the restrictions on dividends to the holding company from the regulated subsidiaries.

The Company considered the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X and within Note 5 to our audited consolidated financial statements beginning on page 106 of our Annual Report on Form 10-K for the year ended December 31, 2015, disclosed the minimum equity requirements for our regulated subsidiaries, which has the effect of limiting the dividends that can be paid if the minimum equity ratio is not maintained and can, under certain circumstances, require that AVANGRID contribute equity capital. Note 1 of Schedule I further discloses the Company’s ability to meet its obligations is largely dependent on its subsidiaries and references the statements and notes of Avangrid that should be read in conjunction with Schedule I. The Company will further disclose the total restricted net assets and separately the amount related to our equity in the undistributed earnings of investments accounted for by the equity method, in case the latter is deemed material for disclosure purposes, as of December 31, 2016, in our Annual Report on Form 10-K for the year ended December 31, 2016. At December 31, 2015, the amount of our equity in the undistributed earnings of equity method investments was immaterial.

Form 8-K filed October 25, 2016

Exhibit 99.2

4.	Reference is made to your disclosure of Net Debt on page 24. In future quarterly updates, please disclose a quantitative reconciliation to the most comparable GAAP measure. Refer to Rule 100(a)(2) of Regulation G.

Response:

The Company will disclose a quantitative reconciliation of Net Debt and the most comparable GAAP measure, debt, in future Current Report on Form 8-K filings and quarterly updates. The Net Debt quantitative reconciliation as of September 30, 2016 is as follows:

(in millions)
Non-current debt	$4,399
Add: Current portion of debt	187
Add: Notes payable (including affiliates)	3
Debt	$4,589

Add: Tax equity financing arrangements	$218
Add: Interest accrued	60
Less: Cash and cash equivalents	182
Net Debt	$4,685

* * *

If you have any further questions regarding our responses to your comments, please contact me at 203-499-2399.

Sincerely,

/s/ Richard J. Nicholas
Richard J. Nicholas
Senior Vice President – Chief
Financial Officer, Avangrid, Inc.

cc:	William H. Thompson, Accounting Branch Chief, U.S. Securities and Exchange Commission
Adam Phippen, Staff Accountant, U.S. Securities and Exchange Commission
James P. Torgerson, Chief Executive Officer, Avangrid, Inc.
Daniel Alcain, Senior Vice President – Controller, Avangrid, Inc.
R. Scott Mahoney, Senior Vice President – General Counsel